Contact

www.linkedin.com/in/robert-omeara-76714b15 (LinkedIn)

Top Skills

Cross-functional Team Leadership
Software Development
Project Management

Certifications

Getting Things Done

Robert OMeara

Application Developer
Sioux Falls, South Dakota, United States

Experience

The Bancorp Bank

Application Developer
April 2012 - Present (10 years 10 months)
Sioux Falls, South Dakota Area

Design and implement enterprise software primarily using Microsoft .NET and related technologies.
Develop WebAPI, Console, MVC .NET CORE Applications
Develop and maintain WCF, ASP.NET MVC and WebAPI applications utilizing <= .NET Framework 4.6.2.
Develop data access layer utilizing .NET Entity Framework.
Develop Efficient SQL Server stored procedures.
Utilize CI/CD tools such as GIT, TeamCity, Octopus
Assist in the evaluation of new technologies to maintain our competitive edge as a leading financial services provider.
Design and develop ASP.NET User Interface Web services.
Deliver solutions which meet or exceed criteria required by Federal regulation, specifically concerning PCI standards.
Provide technical leadership and mentoring to peers in all areas of development.
Participate as Tier 2 production support to resolve issues reported to the IT Service Desk.
Develop IBM WebSphere applications.

GE Healthcare

Lead System Designer
July 2003 - June 2012 (9 years)
4205 West 53rd Street, Sioux Falls, SD 57106

Direct and prioritize work load of all Engineers.
Manage Engineering schedule as the Engineering Project Manager.
Provide technical leadership and mentoring to peers in all areas of development.
Key person in all product design decisions for a government regulated product.
Responsible for owning and approving all design documents for all New Product Integration (NPI) and Engineering Change Requests (ECR).

Collaborate with cross functional team to lead the effort of design transfer.

Reduced Verification effort by 25% by porting verification documents from hard copy to HP Quality Center.

Serve as main UI developer for the Cardiovascular Information System (main product for GE Healthcare Sioux Falls).

Developed several projects in parallel to leading the design of the product.

Continually seek out new ways to perform activities to increase efficiency of that function.

Proficient with many development languages and highly experienced in the design of a full range of software components.

Effectively communicated with end-users to ensure their requirements were met.

Authored and facilitated standards and training for development and design.

Lead the effort of defect tracking and the resolution of defects in the product.

Designed and developed the application to allow increased efficiency and accuracy of defect

Verification and Validation testing.

In charge of verification testing and responsible for the quality of product produced.

Performed several onsite customer upgrades to validate the service readiness process.

Participated in technical customer support.

Often required to jump in where needed, spin up on the process or development language and complete tasks as needed.

Participated in all Risk Management activities in each NPI and ECR.

Participated in several Corrective and Preventive Action Procedure (CAPA) initiatives.

GE Healthcare
Software Engineer
July 2000 - 2003 (3 years)

UI developer for the Cardiovascular Information System (main product for GE Healthcare Sioux Falls).

Develop with PowerBuilder, C# .NET, and Visual Basic

Proficient with many development languages and highly experienced in the design of a full range of software components.

Effectively communicated with end-users to ensure their requirements were met.

Participated in technical customer support.

CNA Surety
Programmer I
May 1999 - July 2000 (1 year 3 months)
101 South Phillips Avenue, Sioux Falls, SD 57104

Responsible for developing and maintaining a Visual Basic application using Microsoft Access to track department performance and customer data storage
In charge of the design, creation and automation of all monthly management reports using Microsoft Access and Visual Basic.
Enhanced agent forms, adding calculations and utilities with JetForm FormFlow Forms Basic language.
Monthly report automation
Generation of new and updated software systems using InstallShield.
Responsible for Technical Software phone support.
Perform software testing on various new and update systems.

Education

Colorado Technical University
Masters of Science, Computer Science · (2000 - 2003)

Colorado Technical University
Bachelor of Science, Computer Science · (1996 - 2000)